Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated April 30, 2010

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$ 0.10	$
Proceeds, before expenses, to Bank of America Corporation	$ 9.90	$

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in May or June 2010, the settlement date may occur in May or June 2010, the maturity date may occur in November or December 2010, and the Observation Date may be adjusted accordingly. Any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or the Observation Date will occur is subject to change as specified above.

Merrill Lynch & Co.

May     , 2010

Units

Strategic Accelerated Redemption Securities®

Linked to the Price of RBOB Gasoline,

due November , 2010

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* May , 2010 Settlement Date* May , 2010 Maturity Date* November , 2010

CUSIP No.

Strategic Accelerated Redemption Securities®

The notes will be called at an amount equal to the $10 principal amount per unit plus a fixed Call Premium of between 8% and 11% if the price of the front-month futures contract for RBOB gasoline on the Observation Date is equal to or greater than 100% of its starting value

1-to-1 downside loss if the notes are not called prior to maturity and the price of the front-month futures contract for RBOB gasoline decreases below the Threshold Value, with up to 95% of the principal amount at risk

A maturity of approximately seven months

Payments on the notes are subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Strategic Accelerated Redemption Securities® Linked to the Price of RBOB Gasoline, due November     , 2010 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes have only one Observation Date, which will occur approximately seven months after the pricing date. The notes provide for an automatic call if the Observation Level of the RBOB Gasoline Contract (as defined below) on that Observation Date is equal to or greater than the Call Level. If the notes are called on the Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the Call Premium. The Call Settlement Date for that Observation Date will be the maturity date. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will be less than the Original Offering Price per unit and will be based on the percentage decrease in the price of the RBOB Gasoline Contract from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors generally will recognize short-term capital gain or loss upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately seven months
Market Measure:

The front-month RBOB gasoline futures contract traded on the New York Mercantile Exchange (the “RBOB Gasoline Contract”) (Bloomberg symbol: XB1 <Cmdty>). The RBOB Gasoline Contract that will be used to determine the Starting Value will be the contract scheduled for delivery in June or July 2010, and the RBOB Gasoline Contract that will be used to determine the Ending Value will be the contract scheduled for delivery December 2010 or January 2011, subject to adjustment in each case depending on when the pricing date and Observation Date occur. The RBOB Gasoline Contract is more fully described on page TS-9 of this Term Sheet.

Starting Value:

The official settlement price of the RBOB Gasoline Contract on the New York Mercantile Exchange (the “NYMEX”), as reported on Bloomberg L.P., on the pricing date; provided that if a Market Disruption Event occurs on the pricing date, the Starting Value will be determined as more fully described beginning on page S-27 of product supplement STR-2. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the notes.

Ending Value:

The Observation Level on the Observation Date. If it is determined that the scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Observation Date, the Ending Value will be determined as more fully described on page S-25 and under the section titled “Market Disruption Calculation” beginning on page S-31 of product supplement STR-2.

Observation Level:	The official settlement price of the RBOB Gasoline Contract on the NYMEX, as reported on Bloomberg L.P., on the Observation Date.
Observation Date:	November , 2010.
Call Level:	100% of the Starting Value
Call Amounts (per Unit):	$10.80 - $11.10. The actual Call Amount will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.
Call Premium:

8% -11% of the Original Offering Price. The actual Call Premium will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Settlement Date:	The maturity date.
Threshold Value:	95% of the Starting Value (rounded to two decimal places).
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit, which is equal to the Original Offering Price per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Hypothetical Payments

Set forth below are four hypothetical examples of payment calculations, assuming:

1) a hypothetical Starting Value of 228.09, the official settlement price of the RBOB Gasoline Contract on April 20, 2010;

2) a hypothetical Threshold Value of 216.69, or 95% of the hypothetical Starting Value (rounded to two decimal places);

3) a hypothetical Call Level of 228.09, or 100% of the hypothetical Starting Value;

4) a term of the notes from April 27, 2010 to November 26, 2010, a term expected to be similar to that of the notes;

5) a hypothetical Call Premium of 9.50% of the Original Offering Price per unit, the midpoint of the Call Premium range of 8% to 11%; and

6) a hypothetical Observation Date occurring on November 19, 2010.

The Notes Are Called on the Observation Date

The Observation Level on the Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the Call Premium.

Example 1

If the hypothetical Observation Level of the RBOB Gasoline Contract is 276.38, or 121.17% of the hypothetical Starting Value, the Call Amount per unit will be:

$10.00 plus the Call Premium of $0.95 = $10.95 per unit.

Example 2

If the hypothetical Observation Level of the RBOB Gasoline Contract is 241.27, or 105.78% of the hypothetical Starting Value, the Call Amount per unit will be:

$10.00 plus the Call Premium of $0.95 = $10.95 per unit.

The Notes Are Not Called on the Observation Date

Example 3

The notes are not called on the Observation Date and the hypothetical Ending Value of the RBOB Gasoline Contract on the Observation Date is not less than 216.69, the hypothetical Threshold Value. The Redemption Amount per unit will therefore be $10.00.

Example 4

The notes are not called on the Observation Date and the hypothetical Ending Value of the RBOB Gasoline Contract on the Observation Date is less than 216.69, the hypothetical Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the Ending Value is 193.88, or 85% of the hypothetical Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(193.88 - 216.69)	× 100%	]	= $9.00 per unit
228.09

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, the Observation Level (or Ending Value) on the Observation Date, the Call Premium, and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on the Observation Date	Example 1	Example 2

Hypothetical Starting Value	228.09	228.09

Hypothetical Call Level	228.09	228.09

Hypothetical Observation Level on the Observation Date	276.38	241.27

Return of the RBOB Gasoline Contract	21.17%	5.78%

Return of the Notes	9.50%	9.50%

Call Amount per Unit	$10.95	$10.95

	Hypothetical Ending Value Is Greater than the Hypothetical Threshold Value	Hypothetical Ending Value Is Less than the Hypothetical Threshold Value

Notes Are Not Called on the Observation Date	Example 3	Example 4

Hypothetical Starting Value	228.09	228.09

Hypothetical Ending Value	222.39	193.88

Hypothetical Threshold Value	216.69	216.69

Return of the RBOB Gasoline Contract	-2.50%	-15.00%

Return of the Notes	0.00%	-10.00%

Redemption Amount per Unit	$10.00	$9.00

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the RBOB Gasoline Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the RBOB Gasoline Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the RBOB Gasoline Contract.

▪	Ownership of the notes will not entitle you to any rights with respect to the RBOB Gasoline Contract or any related future contracts.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The price of the RBOB Gasoline Contract may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	Suspensions or disruptions of trading in the RBOB Gasoline Contract and related futures markets may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”).

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Risk Factors

Gasoline prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes.

Historically, gasoline prices have been highly volatile, and react to, among other things, developments that affect the oil industry and demand for crude oil. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the RBOB Gasoline Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of gasoline and the RBOB Gasoline Contract increases or decreases, the value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the RBOB Gasoline Contract. Additionally, the development of substitute products for oil could adversely affect the value of the RBOB Gasoline Contract and the value of the notes.

The policies of NYMEX are subject to change, in a manner which may reduce the value of the notes.

The policies of the NYMEX concerning the manner in which the price of RBOB gasoline is calculated may affect the price of the RBOB Gasoline Contract. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the RBOB Gasoline Contract. Any such actions could affect the price of the RBOB Gasoline Contract, and therefore, the value of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth on page S-31 of product supplement STR-2.

Market Disruption Event

A “Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the RBOB Gasoline Contract;

(B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the RBOB Gasoline Contract, which are traded on any major U.S. exchange;

(C) the failure on any day of NYMEX to publish the official daily settlement price for that day for the RBOB Gasoline Contract; or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2) a suspension in trading on NYMEX (without taking into account any extended or afterhours trading session), in the RBOB Gasoline Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the price of the RBOB Gasoline Contract will be equal to or greater than the Call Level on the Observation Date and you seek a return at maturity equal to the Call Premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the RBOB Gasoline Contract from the Starting Value to the Observation Level.

▪	You are willing to accept that the notes may not be called, in which case your return on your investment may be less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the RBOB Gasoline Contract decreases below the Threshold Value on the Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the price of the RBOB Gasoline Contract will not be equal to or greater than the Call Level on the Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The RBOB Gasoline Contract

We have derived all information regarding the RBOB Gasoline Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the RBOB Gasoline Contract are discussed in the section of product supplement STR-2 beginning on page S-37 entitled “Description of the Notes—Discontinuance of a Non-Exchange Traded Fund Market Measure.” None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation or dissemination of information relating to the RBOB Gasoline Contact.

The Futures Market

An exchange-traded futures contract, such as the RBOB Gasoline Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures in 1983, and unleaded gasoline futures in 1984.

NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil, and natural gas. NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an Internet-based electronic platform.

The RBOB Gasoline Contract

The RBOB Gasoline Contract is the front-month futures contract for reformulated regular gasoline blendstock gasoline for oxygen blending (“RBOB”) traded on NYMEX. The RBOB Gasoline Contract trades in units of 42,000 gallons, and the delivery point is New York Harbor, the major East Coast trading center for imports and domestic shipments from refineries in the New York harbor area or from the Gulf Coast refining centers.

A front-month contract is the unexpired contract next scheduled for delivery. Because trading terminates, and a RBOB Gasoline Contract for a particular month expires, on the Last Trading Day (as defined below), the front-month contract typically is a futures contract that specifies a delivery date for a commodity that is in the month following the current date.

For example, the Last Trading Day for the RBOB Gasoline Contract specifying delivery in May 2010 will be April 30, 2010. Consequently, as of April 20, 2010, the front-month RBOB gasoline futures contract is a contract specifying delivery of RBOB gasoline in May 2010.

The following summarizes selected specifications relating to the RBOB Gasoline Contract:

Price Quotation: U.S. dollars and cents per gallon.

Minimum Price Fluctuation: $0.0001 per gallon.

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the RBOB Gasoline of $0.25 per gallon above or below the previous day’s official settlement price. If the RBOB Gasoline Contract is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by an additional $0.25 per gallon in either direction (that is, $0.50 above and below the previous day’s official settlement price). If another halt is triggered, the market would continue to be expanded by $0.25 per gallon in either direction after each successive five minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the RBOB Gasoline Contract commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the last business day of the month preceding the delivery month. For example, trading for the May 2010 futures contract, which is a contract for delivery of RBOB Gasoline in May 2010, will end on April 30, 2010.

Historical Data on the RBOB Gasoline Contract

Historical prices for the RBOB do not exist for any period prior to October 2005. The following table sets forth the monthly official settlement prices per gallon of the RBOB Gasoline Contract at the end of each month in the period from October 2005 through March 2010, as reported on Bloomberg L.P. This historical data on the RBOB Gasoline Contract is not necessarily indicative of the future performance of the RBOB Gasoline Contract or what the value of the notes may be. Any upward or downward trend in the price of the RBOB Gasoline Contract during any period set forth below is not an indication that the price of the RBOB Gasoline Contract is more or less likely to increase or decrease at any time over the term of the notes.

	2005	2006	2007	2008	2009	2010
January	-	175.58	150.09	230.91	126.89	190.31
February	-	154.43	184.76	251.23	128.07	207.88
March	-	206.45	211.15	261.63	140.00	231.00
April	-	221.00	244.05	293.12	147.42
May	-	228.73	225.12	340.89	193.10
June	-	239.31	229.42	350.15	189.72
July	-	234.96	214.08	304.80	204.48
August	-	182.07	205.19	300.99	198.59
September	-	156.32	206.83	248.47	172.59
October	158.11	144.66	234.00	144.13	194.32
November	152.71	170.24	225.91	114.62	200.08
December	174.00	160.21	247.58	100.82	205.25

The following graph sets forth the monthly historical prices of the RBOB Gasoline Contract presented in the table above. This historical data is not necessarily indicative of the future performance of the RBOB Gasoline Contract or what the value of the notes may be. On April 20, 2010, the official settlement price of the RBOB Gasoline Contract was $228.09.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the RBOB Gasoline Contract. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the RBOB Gasoline Contract and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the RBOB Gasoline Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the RBOB Gasoline Contract.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the RBOB Gasoline Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the RBOB Gasoline Contract. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the RBOB Gasoline Contract for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. For example, it is possible that the IRS could assert that Section 1256 of the Internal Revenue Code of 1986, as amended (“the Code”) applies to the notes in which case gain or loss recognized by a U.S. Holder would be treated as 60% long-term and 40% short-term capital gain or loss and in which case a U.S. Holder would be required to mark the notes to market (thereby recognizing gain or loss as if the notes had been sold for their fair market value) at the end of the U.S. Holder’s taxable year. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the RBOB Gasoline Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize short-term capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Strategic Accelerated Redemption Securities®” is our registered service mark.